Growth and Opportunity

DELIVERING FOR NEW BRUNSWICKERS















New Brunswick / Nouveau Brunswick

2023-2024 BUDGET

Budget 2023–2024

Published by:
Department of Finance and Treasury Board
Province of New Brunswick
P.O. Box 6000
Fredericton, New Brunswick
E3B 5H1
Canada

Internet: www.gnb.ca/finance

Tuesday, March 21, 2023

Cover:
Executive Council Office, Corporate Communications (# 22-00284)

Translation:
Translation Bureau, Service New Brunswick

Printing and Binding:
Printing Services, Service New Brunswick

ISBN 978-1-4605-3040-5 (Bilingual print edition)
ISBN 978-1-4605-3038-2 (PDF: English edition)

ISSN 0833-5680

Printed in New Brunswick

 Think Recycling!

Table of Contents

Introduction

Mr. Speaker, as I reflect upon the upheaval we have seen in recent years, I see a population that has emerged from the pandemic stronger and more confident in its ability to overcome challenges. Throughout the province, I see New Brunswickers who have shown the resilience, conviction and innovation to aim higher and seize new opportunities.

On the national stage, we are becoming known as a place of growth and prosperity. The days of troubling predictions that the province is teetering on the cliff of bankruptcy are behind us.

We have gone from a province that was struggling with a declining economy and unsustainable public finances to a province that is dealing with challenges that come with growth.

It also creates opportunities to grow our economy, expand our tax base and improve our ability to pay for government services.

Notwithstanding the momentum we have built in recent years, we continue to operate in a volatile economic environment. Rapidly rising prices are putting pressure on household budgets and increasing costs for businesses. Rising interest rates are now part of the global economic environment as central banks take steps to bring inflation under control.

Despite these volatile times, our government remains committed to ensuring that we navigate the challenges ahead by maintaining strong, prudent fiscal management and by considering the long-term financial health of the province in every decision made.

Through our economic success and as responsible stewards of the finances of the province, we now have the financial flexibility to build a stronger, more prosperous province for future generations of New Brunswickers.

We have made progress in improving our key financial metrics, which has allowed us to reduce the tax burden on New Brunswickers and increase spending in priority areas.

Budget 2023–2024 continues the important work necessary to build on the growth we have seen in recent years and take advantage of the opportunities before us. We are also taking steps to improve access to important public services such as health care.

The decisions we have taken in Budget 2023-2024 consider how to maintain the momentum we have built. We are considering the needs of a growing population and the communities they live in. We are building on the opportunities to create the conditions for stronger economic growth. We are also supporting the most vulnerable members of our society. And we are doing this for the benefit of New Brunswickers today and into the future.

Mr. Speaker, our government remains steadfast in its approach to securing the financial future of our province and ensuring sufficient means to provide New Brunswickers with the quality services they deserve and at a good value for their tax dollars.

Budget 2023-2024 maintains this approach and we are now seeing that responsible financial management can support increased investments in New Brunswickers' priorities in a sustainable manner.

Economic and fiscal conditions

Mr. Speaker, despite the volatility we are currently seeing around the world, the New Brunswick economy has shown a level of vibrancy unlike ever before.

We have seen record population growth. Our average age has fallen. Employment hit an all-time high driven by a record increase in full-time employment. Housing starts reached their highest level since 1983. Exports also hit a record high.

While these developments are positive, elevated price inflation is creating challenges for households and businesses alike. Moreover, steps taken by the Bank of Canada have led to a rapid escalation in interest rates. This will lead to a slowdown in economic activity among our trading partners and in New Brunswick.

For 2023, the Department of Finance and Treasury Board projects real GDP growth of 0.8% as growth slows from the elevated levels seen in the last two years.

Further details on New Brunswick's economic outlook are provided in the *Economic Outlook 2023–2024*.

Mr. Speaker, with a projected surplus of $40.3 million for 2023–2024, I will be outlining a fiscal plan that considers our current economic and fiscal environment, invests significantly in priority areas such as health care, education, and supporting our most vulnerable, continues the important work from previous government decisions, and addresses budget pressures. Furthermore, today's budget continues to position the province for sustainable growth and to deliver services to meet the needs of a growing population in a fiscally responsible manner.

Revenues are projected to be $12.2 billion in 2023-2024. The revenue outlook will be influenced by the tax reductions our government announced last fall, the move to the federal carbon backstop, and the effects of nonrecurring factors that influenced growth in 2022–2023.

Spending is projected to reach $12.2 billion, an increase of 5.2% over our 2022-2023 third quarter estimate as our government invests significantly to stabilize our health care sector, support our vulnerable populations, and build capacity to keep up with the rising demand for government services. This also includes an estimated $200 million to deal with the impact that inflation is having on the cost to deliver public services.

Mr. Speaker, New Brunswick continues to be a leader in applying a Gender-Based Analysis+ lens on specific budget measures. Moreover, we are furthering the discussion in this regard by releasing the results of this analysis as part of Budget 2023-2024. I am proud of the leadership role our government has taken to make this publicly available as we continue to refine the analysis and further inform our decision-making as part of the annual budget process.

Energizing the private sector

Mr. Speaker, unlike previous downturns, New Brunswick is entering an expected economic slowdown with some momentum that will help us weather this period of weakness. Healthy population growth, rising investment and the continued health of our manufacturing sector has provided momentum to help sustain growth. However, we must continue to take the steps needed to carry this momentum with us into the future.

Given our progress in achieving solid fiscal results, we have been able to provide added support in energizing our economy by lowering the tax burden on New Brunswickers. Contributing to this are the personal income tax rate cuts that our government announced last fall effective for the 2023 taxation year. These tax cuts will help our competitiveness, stimulate economic growth, and put an estimated $70 million back into the pockets of approximately 225,000 New Brunswick taxpayers.

Up until recently, our government has applied a made-in-New Brunswick approach to the carbon tax. Following the announcement that the federal government would be applying the backstop in the other Atlantic provinces and providing rebate cheques, our government re-evaluated what was in the best interest of New Brunswickers.

The province has opted to adopt the federal backstop for carbon taxation. By moving to the federal backstop, New Brunswickers can expect to see federal rebates based on the amount of the federal carbon tax that is collected in the province each year. However, this also means a reduction in provincial revenues that would otherwise be recycled.

Notwithstanding this policy change, our government has the fiscal flexibility to maintain the recycling measures that were in place under the made-in-New Brunswick approach. This means that we will continue to deliver an estimated $200 million in previous commitments, including legislated tax reductions to gasoline and motive fuel tax rates and personal income taxes, as well as funding for climate change initiatives.

We remain committed to taking action to address climate change and will continue to prioritize the implementation of the province's recently released *Climate Change Action Plan – Our Pathway Towards Decarbonization and Climate Resilience*. As part of our efforts to transition to a low-carbon economy, Budget 2023-2024 includes $10 million to support the development and delivery of energy efficiency and energy conservation programs, and initiatives for non-electric fuel types, low-income individuals and families, First Nations, and not-for-profit organizations.

Mr. Speaker, a significant contributor to our recent economic success has been the level of population growth we have seen over the last several years. This growth has come from newcomers arriving to our province. To further support our population growth efforts, an additional $1.6 million will be invested in provincial immigration programs and immigration support services.

While our economic progress has been notable in recent years, our traditional industries continue to play a strong foundational role in supporting our economy.

Effective management of our forests can ensure a sustainable wood supply. Budget 2023-2024 includes $4.5 million to increase the Crown land silviculture program to support planting, thinning and stand tending operations on Crown land. This increase will support rising costs of planned silviculture activities, thereby helping to secure the long-term wood supply for the forest sector and further contributing to economic growth.

Our agriculture sector is also another important contributor to the provincial economy. Excluding cannabis, farm cash receipts topped $867 million in 2022 and employed 6,500 people. In support of this sector, $1.7 million will be invested through the Sustainable Canadian Agricultural Partnership in 2023-2024.

Mr. Speaker, New Brunswick is also receiving increased attention as a tourist destination. With world-class attractions, we are making our mark and the momentum is with us. We can look at the success we saw from the World Juniors as an example of the type of host we can be to visitors to our province.

The Invitation is our signature marketing initiative and is about telling our story and inviting the world to New Brunswick. Through *The Invitation*, we will reach more people and include niche markets like fishing, hunting and outdoor enthusiasts. It is about creating lifetime bonds to the unique character of our communities for New Brunswickers, and to encourage new people to come experience our abundance. Budget 2023-2024 builds on the momentum we have achieved and provides an additional $2 million to increase our marketing efforts.

Provincial parks also play an important role in our tourism activities for both visitors to our province and New Brunswickers who recognize and enjoy our parks. This past summer, there were over one million visits to provincial parks. To support the increased visitation to our provincial parks, today's budget includes an additional $900,000 to increase staffing, maintain our parks, and support our services and program offerings.

In total, Budget 2023-2024 will build on the significant increase provided last year, leading to a $6.4 million increase in our expenditures at the Department of Tourism, Heritage and Culture.

Mr. Speaker, our roads and bridges are of utmost importance for New Brunswickers and the goods and services that traverse these roads. Our government has put an increased focus on undertaking preventative maintenance to extend the life of our bridges. By taking this approach, we can preserve our capital funding for other priority projects. Today's budget includes an additional $1.5 million to focus on preventative maintenance on bridges around the province.

Ferries also play an important role in our transportation network and complements tourism activities. Budget 2023-2024 includes $2.3 million to reflect increasing cost pressures and improving access to this important service to New Brunswickers and visitors.

Like all New Brunswickers, our government is feeling the effects of rising commodity prices. Fuel, asphalt, striping paint, salt, and sand costs are all on the rise. Budget 2023-2024 includes an additional $14 million to manage the impact of rising commodity prices on building and transportation assets managed by the Department of Transportation and Infrastructure.

Vibrant and sustainable communities

Mr. Speaker, the arrival of so many new residents to New Brunswick in recent years represents a significant shift in how we think about our communities. Moncton now has the distinction as the fastest-growing census metropolitan area in the country, while the Fredericton and Saint John areas are outpacing national population growth.

Unlike previous periods of population growth, however, gains are much more widespread in communities throughout the province. In fact, nearly 87% of New Brunswick's census subdivisions saw population growth in 2022.

Clearly, we are seeing a renewed vibrancy in communities across the province.

This growth creates opportunities to fill jobs, open new businesses, and expand our tax base. However, this growth can also lead to challenges and lost growth potential if we fail to rise to the occasion.

More people will lead to higher demand for housing. It can also mean an increasing need for supports to ensure that our communities are safe and secure.

Budget 2023-2024 provides a further $4.4 million in support of implementation and transition efforts related to local governance reform. An additional $3.1 million will be used to assist local governments with marketing and promotional requirements related to their new names.

Housing

Mr. Speaker, for many years, we saw little growth in housing. Population growth was flat, housing demand was weak and house prices in many markets were in decline. With the arrival of thousands of newcomers in recent years, we have seen challenges quickly emerge in ensuring we have a robust housing supply that meets the needs of an increasingly diverse population.

While the private market has responded and we are seeing rental construction proceed at an unprecedented pace, we are now challenged with eroding affordability, and a housing supply that is not keeping up with demand.

In recognition of this rapidly changing landscape, our government is renewing the New Brunswick Housing Corporation (NBHC) to provide focus, resources, and a unified approach in helping to address our housing challenges. It will work with all levels of government, community groups, organizations, and the private sector to identify and maximize development opportunities and ensure we are providing the necessary support through a housing strategy.

Today's budget includes $2 million to assemble the resources needed to operationalize NBHC. In addition, housing programs and staff from the departments of Transportation and Infrastructure, Social Development and Service New Brunswick will be transferred to NBHC.

While the renewal of the NBHC represents an important milestone in addressing and increasing the focus on housing in New Brunswick, our government has taken several steps to alleviate the pressures that are currently present. This includes:

- Accelerating provincial property tax rate reductions that had been introduced as part of Budget 2022-2023, benefitting an estimated 49,000 residential rental properties and more than 24,000 non-residential properties.
- Amending the *Assessment Act* to phase-in assessment values on newly constructed apartment buildings with two or more units, and existing buildings being refurbished to add more rental units.

- Committing more than $100 million to build 380 new public housing units.
- Providing $800,000 to support the creation of the Housing Hub of New Brunswick, which will support housing and further development in rural areas.

Budget 2023-2024 includes an additional $2.8 million through the 2018-2028 CMHC-New Brunswick Bilateral Agreement to fund repairs and preserve existing social housing stock, and to provide additional rental assistance to low-income households.

An additional $2.1 million will be provided through the Canada Housing Benefit to help New Brunswick households achieve long-term affordability in the rental market.

Mr. Speaker, the Residential Tenancies Tribunal (RTT) plays a role in guiding property owners and tenants in rental and leasing matters. Given the increased volume of inquiries to the RTT, our government will invest $1 million to increase resources to keep up with demand, and to take a more proactive approach in improving accessibility and increasing outreach to both tenants and property owners.

These investments reflect the willingness of our government to act on the important housing issues facing our province. The decisions we have taken are designed to create the conditions for growth, increase housing supply, and help stakeholders navigate the housing system in New Brunswick.

Safe communities
Mr. Speaker, a home should be where one feels safe. New Brunswickers can expect no less. Unfortunately, crime has been increasing in all categories and throughout the province.

While we invested significantly in Budget 2022-2023 to expand law enforcement efforts, this has contributed to a significant increase in adult inmate populations. This has led to increased costs in the operation of our correctional facilities, partly resulting from increased tension and inmate disturbances. Budget 2023-2024 addresses this challenge by providing $3 million to ensure the safety of both staff and inmates.

Increased prevention and investigation efforts will play a key role towards reducing the troubling crime trends we are seeing. Today's budget will invest

$32.6 million to increase police visibility, maximize officer time in the community, increase the rate at which crimes are solved, reduce the crime rate and improve public confidence. More significantly, we are funding a 15% increase in the number of frontline RCMP officers. Increased frontline and specialized officers mean more police visibility and more responsive police. It will help us turn around the trend of increasing crime rates.

This investment is the largest increase in resources in the history of our public prosecutions service. We will ease pressures in the court system, grow the Internet Child Exploitation Unit, and create a new Moncton Major Cases Team and a new specialized Organized Crime Team.

While our government is confident this investment will help improve the safety of our communities, we recognize that increased enforcement is not the only answer.

Budget 2023-2024 also includes $3.7 million to reduce the rates of inmates re-offending. Through the Integrated Correctional Program Model, training will be provided for all correctional personnel; case managers will work directly with inmates, and follow them on discharge; and programming will be adapted to the unique needs of various offenders. This includes a funding increase to programs provided by outside service providers.

These efforts will also complement existing mental health and addictions support services as offenders re-enter the community.

In addition, we will be providing $500,000 to the SPCA to enforce the provisions of the *Society for the Prevention of Cruelty to Animals Act.* This funding will help address ongoing operational cost pressures such as investigations, enforcement, follow-ups, and salaries for staff and Animal Protection Officers.

Supporting vulnerable populations

Mr. Speaker, our government is proud of the impact we are having through our social assistance reforms. We are putting more money in the hands of low-income New Brunswickers.

We have increased the wage exemption and eliminated the shelter deduction. We are also building a stronger attachment to the labour market by incentivizing employment, and offering more housing options.

Reforms to the Household Income Policy allow roommates to be assessed separately, with the goal of improving access to affordable housing for social assistance recipients.

We have also added an income exemption on the first $200 of Canada Pension Plan income.

Through these important reforms, Budget 2023-2024 provides an additional $5.9 million in support to social assistance clients.

Our government also remains committed to indexing social assistance rates to inflation. In the current inflation environment, this means that social assistance rates will increase by 7.3% under the Transitional Assistance Program and the Extended Benefits Program. This increase means that an additional $13.4 million will benefit approximately 26,000 unique households in New Brunswick.

Mr. Speaker, while it is encouraging to see the average age in New Brunswick fall last year, we remain one of the oldest provinces in the country. In fact, despite the positive population trends we are seeing, our population aged 65 years and over increased by more than 6,400 in 2022. Current projections suggest that, by 2030, this population cohort will increase by 45,000.

To keep up with the growing demand for senior care, we need to be innovative in our approach. As such, we are actively working on transforming services to seniors in New Brunswick.

Budget 2023-2024 includes $12.6 million to support the goals outlined in our nursing home plan, and will add to the supply of nursing home beds in New Brunswick.

Seniors want to remain in their own homes for as long as possible, and through our Nursing Homes Without Walls model, we will help older people remain in their local communities and further support aging in place. Budget 2023-2024 includes an additional $2 million to provide the resources needed to help seniors remain in their homes longer.

Caring for the more vulnerable members of our society is an important task that is taken on by professionals in the human services sector. We continue to face recruitment and retention issues in the sector, and we need to do more to ensure that our vulnerable population is properly cared for.

In recognition of their important contribution in caring for others, today's budget includes $44.9 million to increase wages for personal support workers in our home support and special care homes throughout New Brunswick. An additional $9.7 million will be provided for wage increases for group homes, community residences, family support, and attendant care.

Our government will also now pay its approved caregivers, such as foster parents and other partner agencies, for approved client travel at the same kilometric allowance rate paid to government employees. This initiative will provide $13.7 million to service providers and help with the rising cost of travel that caregivers incur when providing important services to New Brunswickers.

An additional $8.8 million will be provided to address increasing operating costs to help home support agencies offering long-term care and disability support services throughout the province.

Mr. Speaker, the prevalence of intimate partner violence and sexual assault has been on the rise in recent years. While we have invested significantly to increase the level of support for survivors, our government recognizes that there is more to be done.

Budget 2023-2024 includes an additional $800,000 to expand our supports to agencies providing community coordination of the response to sexual violence and offering specialized sexual violence counselling services. This funding will mean eight additional communities throughout the province will now be able to provide further support and improve response to sexual violence at the community level.

Mr. Speaker, homelessness has become all too common in recent years. It is a very complex issue that requires partnership between government and community stakeholders to deliver services and find solutions. Budget 2023-2024 includes an additional $3.2 million to increase funding to emergency homeless shelters.

Over the course of the pandemic, we have also seen the important role our libraries play in providing access to important services in our communities, particularly for those who may not have internet access at home. Budget 2023-2024 includes $1.8 million to increase staffing in public libraries across the province and improve access to this important community hub.

Dependable public health care

Mr. Speaker, a strong, dependable public health care system that is responsive to the needs of New Brunswickers is a key element to maintaining the progress we have made in recent years to build vibrant and sustainable communities.

It is an important public service that needs added investment.

The system we currently have is not working. To fix our system, we have developed and are implementing our action plan *Stabilizing Health Care: An Urgent Call to Action*. Built in partnership with health-care professionals across New Brunswick, the plan identifies clear actions and ambitious timelines to evolve our system and deliver improvements that New Brunswickers deserve.

I am pleased to note that we are making progress on the actions outlined in the plan, with eight deliverables now complete, 23 in progress, and only four that have not yet started.

While the progress we have made to date is encouraging, we must ensure that the necessary investments are made for the plan to succeed. Budget 2023-2024 is an important step forward in making this happen.

Today's budget includes nearly $3.6 billion for our health care system and represents a 10.6% increase over the commitments our government made at this time last year. It also reflects priority initiatives that are being supported by increased health care funding from the Government of Canada.

Mr. Speaker, a growing population is also putting added pressure on our health care system. Demand is on the rise, and inflation is also increasing the cost to deliver health care to New Brunswickers. Our regional health authorities have done a good job in containing costs over the last decade, however, with the recent growth we have seen, they are now facing significant financial pressures throughout the system. Budget 2023-2024 provides $72.1 million to help ease these pressures.

Improving access to primary health care is critical to ensuring that citizens can get the health care they need at the right time and in the right place by the right provider. It is fundamental to helping citizens and their families better manage health conditions, and to reducing pressures on more expensive and resource-intensive acute care service.

Budget 2023-2024 includes an additional $39.2 million to improve access to primary health care in New Brunswick. Initiatives that are designed to improve access and health outcomes include:

- $10.4 million for primary health care transformation, including increasing the number of doctors that are working in teams.
- $8.5 million to address the increase in volume of services for fee-for-service physicians.
- $6.4 million to expand pharmacist assessment and prescribing services, and to continue to leverage eVisitNB.
- $3.3 million to New Brunswick Cancer Network programs.
- $3.2 million in operational funding for the new intensive care unit at the Dr. Everett Chalmers Regional Hospital.
- $2.9 million to ensure the necessary coverage for physicians working in critical services.
- $2.3 million to support medical residency training positions.
- $2.2 million to improve patient care and reduce pressures on emergency rooms and primary care providers.

In support of better health care outcomes, we will be expanding our insulin pump program by removing the existing age cap, updating the family contribution calculation, and including coverage for continuous glucose monitoring. This $2.1 million investment in better diabetes management will lead to fewer complications, reduce hospitalizations, and lead to all-around better health.

Mr. Speaker, the pressures that we are facing within the health care system are having an impact on the professionals who provide services to New Brunswickers. These conditions mean that we are facing significant labour shortages as demand continues to increase, and health care professionals leave the profession or are recruited elsewhere.

These pressures are common across the globe, and we are competing for health care workers across Canada and internationally. Budget 2023-2024 includes $29.7 million to help address our recruitment and retention challenges.

Another key pillar of our action plan is to create a connected system that will lead to technology improvements to support and improve communication across our health care system. Our efforts to modernize the health care system will see $3.1 million invested to consolidate our hospital and laboratory information systems and improve access to diagnostic imaging data.

Mr. Speaker, over the past five years, there has been a significant increase in demand for addiction and mental health services. Wait times for new high-priority addiction and mental health referrals have been on the rise. Coupled with the number of New Brunswickers identified as being at risk of developing negative mental health impacts due to the pandemic, this suggests that the need for support will continue to rise. The impact of addictions and mental health issues are also a public safety issue.

I am pleased to announce that our government will be actively exploring the addition of 50 inpatient residential beds serving those with mental health and addictions needs. These beds will provide urgent access to much needed services on a timely basis.

Budget 2023-2024 includes $2.4 million to expand residential treatment service in Campbellton for individuals suffering from mental health issues. An additional $1 million will be provided to enhance addiction medicine management services. This support will allow for two sites to start offering outpatient withdrawal management supports, and help address individuals with complex needs, such as homelessness, in the community.

Our government will also provide $1.7 million to deliver culturally appropriate addiction and mental services for Indigenous communities. This support includes providing telepsychiatry services, and to help develop and establish a multidisciplinary team to provide support to youth struggling with addiction and mental health challenges in First Nations communities.

Building a better education system

Mr. Speaker, ensuring our next generation has the best education possible is the desire of every member in this Legislature. Effective education today is the foundation for our success as a province in the future. The world has been changing, our economy has been changing, and we must ensure we are keeping up with the needs of our children.

We need to enable a culture of learning. It starts in early childhood and carries through K-12 and beyond.

We know how important it is for our children to have a daycare space, in a safe facility, at an affordable cost. It helps parents in the workplace and improves their ability to provide for their family. Through the Canada-New Brunswick Canada-Wide Child Care Agreement we will provide $37 million in 2023-2024, which brings the total investment to $143 million to improve access to affordable, quality designated child-care spaces throughout the province. We will also provide an additional $4 million to support the creation of additional preschool spaces within the for-profit sector.

While creating additional spaces is a focus, we are also considering the needs of our children at a young age as well. We are seeing a significant increase in the number of children in need of preschool autism support services. Early intervention can lessen the impact of the symptoms, improve children's functioning, and position them for success as they enter the school system. To meet this growing demand for services and provide therapy in a timely manner, our government is providing an additional $2.4 million to support children with autism spectrum disorder.

For the first time in decades, population growth is also having a direct impact in our education system. For the current school year, enrolment increased by more than 4,200. An additional 2,200 students are anticipated to arrive in the 2023-2024 school year.

This is a significant, and positive, departure from the trends we saw a few years ago. However, it also means more resources are needed to ensure our children receive the quality education they deserve.

Today's budget recognizes this trend and includes $33.3 million to reflect the impact a growing population has on our education system. This funding considers the needs of our facilities, it means more teachers in the classroom, and an increase in instructional materials for our growing student population.

Mr. Speaker, we know we need to support our students with the experts that can ensure they reach their full potential, which is why we are making an investment of $30.8 million to improve our strong inclusive education system. This includes investments of $18.9 million and $11.9 million for our Anglophone and Francophone school systems, respectively. By adding these resources, we can help address the increasing issues our students face.

Throughout the pandemic, students have encountered significant loss of face-to-face instructional time. We are now seeing challenges in student achievement in literacy and numeracy. Budget 2023-2024 includes $8.7 million to provide the supports needed within our Anglophone and Francophone sectors to help close this learning gap.

While our increasing population is positive, it does present an emerging challenge with the significant increase in the number of immigrant students whose first language is neither English nor French. We need to ensure positive educational outcomes for these newcomers, and this requires a special skillset to that end. Today's budget invests $4.4 million to support language acquisition of newcomer students.

By taking this proactive approach through our education systems, we can help make families feel more welcomed in the communities in which they live. Strong newcomer supports within the education system can play an important role in our collective efforts to improving immigrant retention rates in New Brunswick.

In addition to these investments, we are also going to ensure our students start their day with a full belly. School food programs promote the health, well-being and long-term success of students. Rising food costs are leading to increased food insecurity. Budget 2023-2024 commits an additional $2 million that will see our government improve student access to healthy foods for the schools that do not yet have a program in place.

There are needs beyond the fact that we have more students, we have inflation as well, which is why we are investing an additional $14.8 million to address cost pressures such as energy, transportation, and contracted services.

A strong post-secondary education system plays an important role in helping our students develop the skills needed to be successful in the modern labour market. With today's budget, our public universities will see an increase of up to $8.4 million in their operating funding in 2023-2024. This total increases the base amount for all public universities, and an incentive amount that will be based on increasing enrolment.

In addition to funding for our universities, we have also increased our support directly to students. Loans are now interest free, and Budget 2023-2024 increases student financial assistance by $7.6 million through our loan and bursary programs.

Sustainable public finances

Mr. Speaker, a key focus of our government has consistently been to act as responsible managers of the public purse. Decisions would be made to address not only today's priorities, but also with a view towards building financial flexibility for future generations of New Brunswickers.

Successive governments were living beyond their means. We were facing ongoing weak economic growth, an aging population, and a declining tax base.

National headlines suggested that we were on the brink.

Key financial metrics were all trending in the wrong direction. A failure to act in a financially responsible manner would mean adding to the debt that future generations would have to pay back, further tax increases, and increased vulnerability to rising interest rates.

From day one, we have been responsible with taxpayers' money, and considered today's needs against the needs of future generations of New Brunswickers. Our approach has meant that we have delivered consistent surpluses and we have reduced net debt by more than $2 billion. These efforts mean that our service of the public debt is lower than it otherwise would have been, and will help us navigate the current environment of higher interest rates.

Our net debt-to-GDP ratio is now projected to be the lowest among provinces east of Saskatchewan.

While our government is proud of these results, our approach has been balanced against the needs of New Brunswickers. The expenditures outlined in Budget 2023-2024 are $2.3 billion higher than the level outlined in our first budget. Moreover, since 2020, we have also implemented tax reductions that will provide approximately $350 million in tax relief.

Today's budget invests significantly in areas that are important to New Brunswickers. We are seeing major increases in health care, social development, and education and early childhood development. Indeed, our spending plans also reflect the needs of a growing population.

Our multi-year plan shows that we can manage our finances responsibly while also addressing the challenges that come with a vibrant and growing province.

The fiscal plan I have outlined today will see continued improvement in our key financial metrics, and will maintain longer-term sustainability in our finances.

Multi-Year Plan ($ millions)

	2023–2024 Budget	2024–2025 Plan	2025–2026 Plan
Revenue	12,193	12,423	12,814
Expense	12,152	12,396	12,775
Surplus (Deficit)	40	27	39
(Increase) Decrease in Net Debt	(183)	(143)	(36)
Net Debt-to-GDP (%)	24.9%	24.2%	23.4%

Conclusion

Mr. Speaker, in our first budget, our government laid the foundation for a sustainable future.

Our approach is working.

We have set a course for prosperity and sustainability.

As debt levels have moved lower and taxes have been reduced, a brighter economic and financial picture has emerged.

Budget 2023-2024 considers how to maintain the momentum we have built.

We are investing significantly in priority areas such as health care and education.

We are also supporting the most vulnerable members of our society.

We are investing in services that will support a growing population.

And we are making these investments from a strong financial position that benefits New Brunswickers today and into the future.

Indeed, we are seeing opportunities for growth, and we are delivering for New Brunswickers.

Thank you.

APPENDIX: SUMMARY BUDGET INFORMATION

COMPARATIVE STATEMENT OF SURPLUS OR DEFICIT
($ Thousands)

	Year Ending March 31		
	2023 **Estimate**	**2023** **Revised**	**2024** **Estimate**
Revenue			
Ordinary Account...	10,764,172	11,833,706	11,621,146
Capital Account...	44,415	49,856	42,739
Special Purpose Account...	127,672	132,696	132,030
Special Operating Agencies (net).................................	202,091	184,877	179,656
Sinking Fund Earnings...	207,700	212,500	217,000
Total Revenue	**11,346,050**	**12,413,635**	**12,192,571**
Expense			
Ordinary Account...	10,236,294	10,459,846	10,986,109
Capital Account...	134,193	154,322	177,910
Special Purpose Account...	144,609	152,984	152,927
Special Operating Agencies (net).................................	221,155	208,917	211,251
Amortization of Tangible Capital Assets.....................	574,574	574,953	624,075
Total Expense	**11,310,825**	**11,551,022**	**12,152,272**
Surplus (Deficit)..	**35,225**	**862,613**	**40,299**

COMPARATIVE STATEMENT OF CHANGE IN NET DEBT
($ Thousands)

	Year Ending March 31		
	2023 Estimate	2023 Revised	2024 Estimate
Net Debt - Beginning of Year..............................	**(12,981,188)**	**(12,362,623)**	**(11,613,115)**
Changes in Year			
Surplus (Deficit)..	35,225	862,613	40,299
Investments in Tangible Capital Assets......................	(625,281)	(688,058)	(847,642)
Amortization of Tangible Capital Assets.....................	574,574	574,953	624,075
(Increase) Decrease in Net Debt.........................	**(15,482)**	**749,508**	**(183,268)**
Net Debt - End of Year..................................	**(12,996,670)**	**(11,613,115)**	**(11,796,383)**
Net Debt-to-GDP Ratio..................................	**30.1%**	**25.1%**	**24.9%**

TOTAL REVENUE
2023–2024
($ Thousands)

DEPARTMENT	ORDINARY ACCOUNT	CAPITAL ACCOUNT	SPECIAL PURPOSE ACCOUNT	SPECIAL OPERATING AGENCIES	TOTAL
Agriculture, Aquaculture and Fisheries...............................	12,180	-	-	-	12,180
Education and Early Childhood Development........................	178,405	-	56,490	-	234,895
Environment and Local Government...	3,770	-	49,730	-	53,500
Finance and Treasury Board.................	10,041,232	-	1,016	-	10,042,248
General Government............................	3,315	-	-	-	3,315
Health...	158,566	-	1,500	-	160,066
Justice and Public Safety........................	257,933	-	16,669	-	274,602
Legislative Assembly..............................	603	-	-	-	603
Natural Resources and Energy Development..	84,258	50	3,230	-	87,538
Opportunities New Brunswick..............	12,133	-	-	-	12,133
Other Agencies..	648,708	-	-	-	648,708
Post-Secondary Education, Training and Labour...	132,717	-	3,426	4,899	141,042
Regional Development Corporation....	-	-	-	219,686	219,686
Social Development................................	87,324	50	510	-	87,884
Tourism, Heritage and Culture.............	5,445	-	2,589	7,592	15,626
Transportation and Infrastructure.......	7,184	42,639	650	110,400	160,873
Sub-Total	**11,633,773**	**42,739**	**135,810**	**342,577**	**12,154,899**
Sinking Fund Earnings............................	-	-	-	-	217,000
Inter-account Transactions....................	(12,627)	-	(3,780)	(162,921)	(179,328)
TOTAL REVENUE	**11,621,146**	**42,739**	**132,030**	**179,656**	**12,192,571**

COMPARATIVE STATEMENT OF ESTIMATED ORDINARY ACCOUNT REVENUE BY SOURCE
($ Thousands)

	Year Ending March 31		
	2023 Estimate	2023 Revised	2024 Estimate
Taxes			
Personal Income Tax	1,954,000	2,377,000	2,261,000
Corporate Income Tax	486,700	954,900	636,200
Metallic Minerals Tax	1,000	-	-
Provincial Real Property Tax	571,000	543,000	469,300
Harmonized Sales Tax	1,774,500	1,904,900	1,901,600
Gasoline and Motive Fuels Tax	202,500	201,500	200,500
Carbon Emitting Products Tax	170,000	170,000	4,000
Tobacco Tax	110,000	97,000	95,000
Pari-Mutuel Tax	500	500	500
Insurance Premium Tax	70,000	75,020	76,500
Real Property Transfer Tax	45,000	54,000	48,000
Financial Corporation Capital Tax	24,000	27,000	27,000
Cannabis Duty	12,000	12,000	13,000
Penalties and Interest	17,500	15,500	16,000
Sub-Total - Taxes	**5,438,700**	**6,432,320**	**5,748,600**
Return on Investment	265,117	216,586	225,700
Licences and Permits	165,100	165,395	165,256
Sale of Goods and Services	489,062	511,629	532,584
Royalties	70,294	94,994	70,294
Agency Revenues	184,386	201,803	206,259
Fines and Penalties	6,845	6,319	6,976
Miscellaneous	74,132	87,526	76,107
TOTAL - OWN SOURCE REVENUE	**6,693,636**	**7,716,572**	**7,031,776**
Unconditional Grants – Canada			
Fiscal Equalization Payments	2,359,987	2,359,987	2,631,293
Canada Health Transfer	934,216	984,980	1,080,543
Canada Social Transfer	329,362	332,732	344,979
Other	1,866	1,866	1,866
Sub-Total - Unconditional Grants – Canada	**3,625,431**	**3,679,565**	**4,058,681**
Conditional Grants – Canada	459,957	452,336	543,316
TOTAL - GRANTS FROM CANADA	**4,085,388**	**4,131,901**	**4,601,997**
Sub-Total	**10,779,024**	**11,848,473**	**11,633,773**
Inter-account Transactions	(14,852)	(14,767)	(12,627)
TOTAL - ORDINARY ACCOUNT REVENUE	**10,764,172**	**11,833,706**	**11,621,146**

TOTAL EXPENSE
2023–2024
($ Thousands)

DEPARTMENT	ORDINARY ACCOUNT	CAPITAL ACCOUNT	SPECIAL PURPOSE ACCOUNT	SPECIAL OPERATING AGENCIES	TOTAL
Agriculture, Aquaculture and Fisheries..	48,876	465	-	-	49,341
Education and Early Childhood Development.............................	1,720,574	893	55,289	-	1,776,756
Environment and Local Government.........	129,550	1,000	58,380	-	188,930
Executive Council Office.............................	11,671	-	-	-	11,671
Finance and Treasury Board......................	31,975	-	1,016	-	32,991
General Government..................................	1,046,550	-	-	-	1,046,550
Health...	3,584,096	39,137	1,500	-	3,624,733
Justice and Public Safety............................	366,718	-	19,401	-	386,119
Legislative Assembly...................................	33,062	-	-	-	33,062
Natural Resources and Energy Development..	122,730	5,971	3,225	-	131,926
Office of the Premier...................................	1,727	-	-	-	1,727
Opportunities New Brunswick....................	57,098	-	-	-	57,098
Other Agencies..	421,865	-	-	-	421,865
Post-Secondary Education, Training and Labour..	668,951	2,200	3,426	4,698	679,275
Regional Development Corporation...........	50,841	57,500	-	250,976	359,317
Service of the Public Debt..........................	627,000	-	-	-	627,000
Social Development.....................................	1,633,703	50,000	6,200	-	1,689,903
Tourism, Heritage and Culture....................	75,129	9,514	2,570	8,598	95,811
Transportation and Infrastructure.............	378,911	850,361	1,920	109,900	1,341,092
Total Expenditure	**11,011,027**	**1,017,041**	**152,927**	**374,172**	**12,555,167**
Investment in Tangible Capital Assets.......	(8,511)	(839,131)	-	-	(847,642)
Inter-account Transactions.........................	(16,407)	-	-	(162,921)	(179,328)
Amortization of Tangible Capital Assets....	-	-	-	-	624,075
TOTAL EXPENSE	**10,986,109**	**177,910**	**152,927**	**211,251**	**12,152,272**